

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 22, 2016

Timothy C. Stonesifer
Chief Financial Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California 94304

      Re: **Hewlett Packard Enterprise Company**
           Registration Statement on Form S-4
           Filed November 10, 2016
           File No. 333-214570

Dear Mr. Stonesifer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

                   Sincerely,

                   /s/ Maryse Mills-Apenteng

                   Maryse Mills-Apenteng
                   Special Counsel
                   Office of Information Technologies
                   and Services

cc: Andrew L. Fabens
     Gibson, Dunn & Crutcher LLP